PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

VIA EDGAR

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E Washington, D.C. 20549

Date: January 30, 2015

Re:
Koninilijke Philips N.V. (Royal Philips) Form 20-F for the Fiscal Year Ended December 31, 2013 Filed February 25, 2014 File No. 1-05146-01.

Dear Ms. Blye:

Thank you for your letter dated December 15, 2014 to Ron Wirahadiraksa setting forth requests for information relating to the Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”) filed with the Commission on February 25, 2014.

Philips’ responses to your requests are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments on the Form 20-F do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

1.	In your letters to us dated October 31, 2011, November 25, 2011 and December 21, 2011, you discussed contacts with Syria, Sudan and Cuba. Philips Healthcare’s website lists three distributors in Iran, two in Syria and one in Sudan, and lists an office in Mexico as a contact for Cuba. In addition, your website lists distributors in Iran, Syria and Sudan for your Consumer Lifestyle and Lifestyle Entertainment divisions. As you are aware, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about those countries in the Form 20-F. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria, Sudan and Cuba since your 2011 letters, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, technology, components or services provided to or with respect to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Since our letters to you on October 31, 2011, November 25, 2011 and December 21, 2011, during the period 2011, 2012, 2013 and 2014, we have supplied goods and services to Syria, Cuba and Sudan. To the best of our knowledge and in accordance with our corporate policies, we have done so in compliance with applicable export controls and sanctions laws and regulations, including but not limited to the EU Export Controls system, the US Export Administration Regulations (EAR), and the US OFAC restrictions, as applicable. As discussed in detail below, the goods and services that we provide in these countries have included medical equipment to government funded hospitals in Cuba, Syria and Sudan. We believe that this medical equipment qualifies under U.S. policy to authorize medical equipment exports. Furthermore, as discussed below, to the best of our knowledge, none of these items were on the Commodity Control List of “dual use” items but rather were EAR99 items with a de minimis amount of U.S. content.

Our presence in Cuba, Syria and Sudan has not changed since our letter of October 31, 2011 as we have had in that period, and continue to have as of today, no actual presence in Cuba, Syria and Sudan.

None of our businesses have investments in Cuba, Sudan or Syria, own corporations or other entities organized under the laws of those countries, or maintain offices in those countries.

Sales through consolidated companies

All three of our business sectors – Healthcare, Lighting and Consumer Lifestyle, derived a small amount of revenues from sales of products and services in Cuba, Sudan and Syria during the years 2011, 2012, 2013 and 2014.

Unless otherwise indicated, the financial data contained in this response letter under this caption relates to entities that Philips consolidated in its results in the applicable period.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Sales through consolidated companies in Euros

(Figures have all been rounded up to the next one-tenth of one million)

In million EURO	2011		2012		2013		2014
Cuba	[***	]	[***	]	[***	]	[***	]
Syria	[***	]	[***	]	[***	]	[***	]
Sudan	[***	]	[***	]	[***	]	[***	]

[THE SYMBOL “***” IN THE TABLE ABOVE REPRESENTS THAT CONFIDENTIAL TREATMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Goods and Services to Cuba, Syria and Sudan

(Figures have all been rounded up to the next one-tenth of one million)

Sector/ Business Units	Sales in million		Key Products 2011-2014	Key End-markets

Healthcare	2011: [*** 2012: [*** 2013: [*** 2014: [***	] ] ] ]	Medical equipment, e.g. defibrillators, MRI-scanners, ultrasound, patient monitors, ventilators; spare parts for the medical equipment delivered.	Hospitals & Doctors
Consumer Lifestyle	2011: [*** 2012: [*** 2013: [*** 2014: [***	] ] ] ]	Consumer devices, home audio and video, kitchen appliances, irons, blenders.	Households & Hotels
Lighting	2011: [*** 2012: [*** 2013: [*** 2014: [***	] ] ] ]	Lamps, Indoor fluorescent lamps, automotive lamps, lighting components and materials.	Households & professional lighting appliances

[THE SYMBOL “***” IN THE TABLE ABOVE REPRESENTS THAT CONFIDENTIAL TREATMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Innovation Group and Services had no sales in these countries in these years.

The total revenues derived from Philips’ operations in Cuba, Syria and Sudan as shown in the above tables represented on average in 2011, 2012, 2013 and 2014 approximately of [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] Philips’ consolidated annual sales.

Sales through unconsolidated companies (associates)

In our annual report we also report investment in associates. Associates are defined as entities over which the Philips group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

We have identified the 10 largest associates based on Philips investment value the smallest of which is approximately 5 million Euros, and we have requested information from them regarding their sales to Cuba, Sudan and Syria. We will advise you of any relevant responses when we receive them from those associates.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Equity interests in companies in Cuba, Sudan and Syria

Philips has no interest in companies, or other investments or entities in Cuba, Sudan or Syria.

There are no Philips employees located in Syria, Sudan and Cuba. Philips has no production facilities in Cuba, Sudan or Syria.

Philips has arrangements with unrelated local parties for distribution of Philips products in Cuba, Sudan and Syria.

Future Business

We expect that the business volume in Syria and Sudan will remain in the same order of magnitude during 2015 as it was in the years 2011, 2012, 2013 and 2014 and that in Cuba will be broadly comparable to sales in 2014. This could change because of number of factors beyond our control, such as actions taken by governmental agencies or international bodies.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

Please see our response to Comment 1 for a quantitative analysis of our historical operations, including assets in and revenues derived from Cuba, Syria and Sudan. As noted in our response to Comment 1, our revenues from sales in those countries represent in aggregate numbers approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] of Philips’ consolidated sales and none of its consolidated net assets. We do not believe that these sales constitute a material investment risk for Philips shareholders because of their small amount and the nature of the products and services sold and because we believe that these operations are conducted in compliance with applicable law.

Philips has assessed the potential effects of its contacts with Cuba, Syria and Sudan based on qualitative factors as well as quantitative factors, including the potential impact upon the reputation of, and investor interest, in Philips.

In Philips, compliance with all applicable international and national export control regulation is part of our General Business Principles, as endorsed by Management and mandatory for Philips Group worldwide.

Philips operates a uniform and company-wide system on export controls. Philips has sought and obtained US export licenses to these countries related to supply of health and medical equipment and other goods when required and as required under the applicable legal jurisdictions.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

On the basis of the foregoing, including the fact that the total sales to customers in Cuba, Syria and Sudan in the years 2011, 2012, 2013 and 2014 amounted to only approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] of the total consolidated sales of the Company in each year, we do not believe that these activities pose any material risks to Philips or to investors in Philips securities. Further, we believe that they have not affected in this period, and should not affect in future periods, our reputation or our share price or that they have been or should otherwise be material to a shareholder in assessing, as part of the overall mix of information, an investment in Philips.

In light of the foregoing, we do not believe that under the circumstances the disclosure of any additional information regarding the Company’s businesses in Cuba, Syria and Sudan would be significant to investors.

3.	Please tell us whether any of your contacts with Syria, Sudan and Cuba involve products, components or technology that are dual use, or are otherwise listed on the U.S. Department of Commerce’s Commerce Control List.

Response:

Most transactions with these countries involved non-U.S.-origin products with less than 10% U.S. origin content for which US persons did not have any role in making or facilitating the sales and these products are not “dual use” items in that they are not listed on the Commerce Control List and thus were EAR99 items and are not subject to the EAR or other re-export license requirements. Where U.S. export or re-export licenses are required for U.S.-origin product content such as in the case of medical equipment, U.S. policies and regulations that govern the export of medical supplies and equipment, either by sale or donation, provide that licenses will ordinarily be granted for the export and re-export of medical equipment to Cuba, Sudan and Syria (e.g. the Ag/Med program promulgated in response to the Trade Sanctions Reform and Export Enhancement Act of 2000, “TSRA”). Licenses issued under the TSRA may cover medical devices (classified as EAR99) and also the spare parts that have been specifically covered under the License Exceptions and specific licenses in line with license requirements of the Department of Commerce under the Export Administration Regulations, 15 CFR parts 730 et. seq. We have sought and obtained licenses from the U.S. as required by applicable law. Even when a license is not required due to lack of U.S. origin content or otherwise, given U.S. Government policy to approve licenses for such sales when required, the export of medical devices by a non-US company should not carry the reputational risk that exports of other products, such as dual use items or other products that are barred by either the OFAC sanctions or the EAR or the EU Member states, presumably would carry.

Request

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Company and therefore is not submitted on a confidential basis.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 205977232. We are available to discuss any of the foregoing with you at your convenience.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Very truly yours,

/s/ Marnix van Ginneken

Marnix van Ginneken
Chief Legal Officer

Cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy

Special Counsel

Office of Global Security Risk